

02007908

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
AUG 15 2002
WASH., D.C. 158 SECTION

SEC FILE NUMBER
8-47646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-01 (MM/DD/YY) AND ENDING 6-30-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORTON CLARKE BURNS FU & METCALF, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Pike Street, Suite 2250
(No. and Street)

Seattle (City) WA (State) 98101-4013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Metcalf (206)676-6208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffrey M. Wilson, P.S.
(Name – *if individual, state last, first, middle name*)

15215 52nd Ave. S. #26 (Address) Tukwila (City) WA (State) 98188 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Metcalf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Clarke Burns Fu & Metcalf, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public
State of Washington
NANCY ROSE LEE
MY COMMISSION EXPIRES
July 25, 2004

Nancy Rose Lee
Notary Public

Susan Metcalf
Signature

Treasurer/CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEFFREY M. WILSON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
15215 52ND AVENUE SOUTH #26
TUKWILA, WASHINGTON 98188
(206) 282-2727
FAX (206) 285-1528

- Independent Auditor's Report -

The Board of Directors
Morton Clarke Burns Fu & Metcalf, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Morton Clarke Burns Fu & Metcalf, Inc. as of June 30, 2002 and 2001 and the related statement of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Morton Clarke Burns Fu & Metcalf, Inc. as of June 30, 2002 and 2001 and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.



Jeff M. Wilson, P.S.
Seattle, Washington
August 7, 2002

JEFFREY M. WILSON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
15215 52ND AVENUE SOUTH #26
TUKWILA, WASHINGTON 98188
(206) 282-2727
FAX (206) 285-1528

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a−5

The Managing Directors
Morton Clarke Burns Fu and Metcalf, Inc.

In planning and performing our audit of the financial statements of Morton Clarke Burns Fu and Metcalf, Inc. for the years ended June 30, 2002 and 2001 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by Rule 17a−5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Morton Clarke Fu Burns and Metcalf, Inc. that we consider relevant to the objectives stated in Rule 17a−5(g)(1) in making the periodic computations or aggregate indebtedness and net capital under Rule 17a−3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3−3.

The management of Morton Clarke Burns Fu and Metcalf, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and assess whether those practices and procedures can be expected to achieve the Commission's above−mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Morton Clarke Burns Fu and Metcalf, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles, Rule 17a−5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.



Jeffrey M. Wilson, P.S.
Certified Public Accountants
August 7, 2002

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash - Deposit (NASD)	$ 2,211	$ 2,711
Cash - Bank & Money Market	19,820	29,018
Accrued Interest Receivable	131,040	121,765
Inventory - Muni Bonds	7,692,671	5,959,672
Prepaid Expenses	56,340	42,638
Prepaid Income Tax	2,149	0
Management Fees Receivable	165,943	128,057
NASD - Warrants	3,300	3,300
Account Receivable - Fidelity	0	6,343
Total Current Assets	8,073,474	6,293,504
FIXED ASSETS		
Furniture	63,645	55,791
Telephone Equipment	26,347	26,347
Office and Computer Equipment	94,056	76,849
	184,048	158,987
Less accumulated depreciation	(178,519)	(153,029)
Fixed Assets - Net	5,529	5,958
OTHER ASSETS		
Rental Deposits	19,006	3,037
Organizational Costs	2,366	2,366
Less accumulated amortization	(2,366)	(2,366)
Total Other Assets	19,006	3,037
TOTAL ASSETS	$ 8,098,009	$ 6,302,499

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2002 and 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Payable - Fidelity	$ 6,021,896	$ 4,514,644
Commissions Payable	92,710	60,790
B & O Tax Payable	8,025	8,152
Federal Income Tax Payable	0	26,309
Total Current Liabilities	6,122,631	4,609,895
Total Liabilities	6,122,631	4,609,895
STOCKHOLDERS' EQUITY		
Capital stock $1 stated value per share, 919,000 shares issued and outstanding	919,000	869,000
Retained Earnings	1,056,378	823,604
Total Stockholders' Equity	1,975,378	1,692,604
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,098,009	$ 6,302,499

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
INCOME STATEMENT
For the years ending June 30, 2002 and 2001

	2002 AMOUNT	2002 Percent Of Gross Revenue	2001 AMOUNT	2001 Percent Of Gross Revenue
REVENUE				
Trading	$ 950,447	29.7%	$ 960,810	30.5%
Commissions	1,255,019	39.2%	1,392,808	44.2%
Interest Income	182	0.0%	713	0.0%
Managed Account Fees	573,110	17.9%	450,310	14.3%
Tax Exempt Interest Income	390,086	12.2%	276,034	8.7%
Miscellaneous Income	107,279	3.4%	77,499	2.5%
Gain on Sale of Assets	1,500	0.0%	0	0.0%
Unrealized Gains (Losses) - Trading Securities	(77,037)	-2.4%	(5,953)	-0.2%
Gross Revenue	3,200,586	100.0%	3,152,221	100.0%
OPERATING EXPENSES	2,920,177	91.2%	2,863,389	90.8%
Income Before Federal Income Tax	280,409	8.8%	288,832	9.2%
Federal Income Tax	95,035	3.0%	97,183	3.1%
Net Income	$ 185,374	5.8%	$ 191,649	6.1%

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF RETAINED EARNINGS
For the years ending June 30, 2002 and 2001

	2002	2001
Retained earnings, July 1, 2001 and 2000	$ 823,604	$ 708,525
Net income	185,374	191,649
Acquisition of Treasury Stock	0	(76,570)
Resale of Treasury Stock	47,400	0
Retained earnings, June 30, 2002 and 2001	$ 1,056,378	$ 823,604

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ending June 30, 2002 and 2001

	2002	2001
Stockholders' Equity, July 1, 2001 and 2002	$ 1,692,604	$ 1,787,305
Capital Stock Subscription	50,000	0
Net Income	185,374	191,649
Acquisition of Treasury Stock - Capital Stock Portion	0	(150,000)
Acquisition of Treasury Stock - Paid in Capital Portion	0	(59,780)
Acquisition of Treasury Stock - Retained Earnings Portion	0	(76,570)
Resale of Treasury Stock - Retained Earnings Portion	47,400	0
Stockholders' Equity, June 30, 2002 and 2001	$ 1,975,378	$ 1,692,604

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2002 and 2001

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 185,374	$ 191,649
Adjustments to reconcile net income to net Cash provided by operating activities:		
Depreciation and amortization	27,618	8,717
Gain on sale of assets	(1,500)	0
Change in current assets and liabilities:		
(Incr.) or decr. in accrued int. receivable	(9,275)	12,710
(Incr.) or decr. in inventory - muni bonds	(1,732,999)	865,078
(Increase) in prepaid income tax	(2,149)	0
(Incr.) or decr. in prepaid expenses	(13,702)	8,170
Decrease in deposit - PMB Securities	0	8,693
(Increase) in management fees receivable	(37,886)	(33,075)
(Increase) in rental deposits	(15,969)	0
Decrease in account receivable - Fidelity	6,343	4,063
Incr. or (decr.) in payable - Fidelity	1,507,252	(856,674)
(Decrease) in B & O tax payable	(127)	1,668
Incr. or (decr.) in fed. income tax payable	(26,309)	26,309
Increase or (decrease) in commissions payable	31,920	60,790
Total adjustments	(266,783)	106,449
Net cash provided (used) from operating activities	(81,409)	298,098
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment for purchase of equipment	(27,189)	(1,336)
Proceeds from sale of equipment	1,500	0
Net cash (used) in investing activities	(25,689)	(1,336)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from capital stock subscription	50,000	0
Proceeds from treasury stock subscription	47,400	0
Treasury stock acquisition	0	(286,350)
Net cash provided (used) from financing activities	97,400	(286,350)
Net increase (decrease) in cash and cash equivalents	(9,698)	10,412
Cash and cash equivalents at July 1, 2001 and 2000	31,729	21,317
Cash and cash equivalents at June 30, 2002 and 2001	$ 22,031	$ 31,729

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF CASH FLOWS
For the years ending June 30, 2002 and 2001

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

DISCLOSURE OF ACCOUNTING POLICY :

For purposes of the statement of cash flows, the company considers the following to be cash equivalents, cash - deposit (NASD).

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2002 and 2001

NOTE 1: BUSINESS STRUCTURE

Morton Clarke Burns Fu & Metcalf, Inc. is a full service broker/dealer. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. Morton Clarke Burns Fu & Metcalf, Inc. clears all transactions through its correspondent National Financial Services Corporation (Fidelity). Therefore Morton Clarke Burns Fu & Metcalf, Inc. is exempt from Rule 15c3-3.

NOTE 2: BUSINESS FORMATION

Morton Clarke Burns Fu & Metcalf, Inc. was incorporated September 1, 1994 under the laws of the State of Washington. The company has a June 30 fiscal year end and is taxed as a C corporation. The company was licensed with the NASD and began active operations on January 11, 1995.

NOTE 3: MOVING EXPENSE

Morton Clarke Burns Fu & Metcalf, Inc. moved their corporate offices effective November 1, 2001. Moving expenses of $39,088 were incurred and are shown as an operating expense for the year ended June 30, 2002.

NOTE 4: SIGNIFICANT ACCOUNTING POLICIES

Morton Clarke Burns Fu & Metcalf, Inc. reports on the accrual method of accounting, therefore income and expense are reported when earned or incurred not when money is received or paid. All amounts at June 30, 2002 are reported based on trade date, not settlement date accounting principles. Therefore any securities trades on June 30, 2002 or prior are included in these financial statements even though the transaction settled after June 30, 2002. Depreciation is recorded on the financial statements based on the same calculation that was used for federal income tax purposes. Any differences between tax depreciation and depreciation under generally accepted accounting principles are immaterial.

NOTE 5: INVENTORY - MUNI BONDS

All inventory is carried by National Financial Services Corporation (Fidelity) as of June 30, 2002 and 2001. Morton Clarke Burns Fu & Metcalf, Inc. has borrowed money against the inventory value with Fidelity. The payable to Fidelity at June 30, 2002 and 2001 was $6,021,896 and $4,514,644 respectively. The payable is secured by the value of the inventory.

The inventory value is the fair market value of the bonds on that date. The fair market value of the bonds was $7,692,671 and $5,959,672 as of June 30, 2002 and 2001 respectively. The difference between the cost and the fair market value is shown as unrealized gains or (losses) from trading securities on the income statement.

NOTE 6: FIXED ASSETS

All fixed assets are stated at cost and are depreciated under the Modified Accelerated Cost Recovery System. Furniture is depreciated over a seven year useful life while telephone, office, and computer equipment are depreciated over a five year useful life. In addition to regular depreciation, $23,859 and $1,336 of additional depreciation (election to expense) was claimed for the years ending June 30, 2002 and 2001 respectively.

NOTE 7: ORGANIZATION COSTS

Organizational costs consist primarily of legal fees incurred to set up the corporation. These costs are amortized over five years using the straight line method.

NOTE 8: LEASES AND LEASING ARRANGEMENTS

The following is a schedule of leases which Morton Clarke Burns Fu & Metcalf, Inc. has entered into as of June 30, 2002.

Item	Monthly Payment	Lease Term	Square Footage
Pike Street Office	$8,003.00	11-1-01 to 10-31-06	3001
Copy Machine	207.00	8-28-00 to 8-27-05	N/A

--- Continued on next page --------

The following is a schedule, by year, of future minimum lease payments.

Year ending	June 30, 2003	$	98,520
	June 30, 2004		98,520
	June 30, 2005		98,520
	June 30, 2006		96,450
	June 30, 2007		32,012
Total Minimum Payments Required		$	424,022

NOTE 9: PROFIT SHARING - 401K PLAN

Morton Clarke Burns Fu and Metcalf, Inc. has a company sponsored 401K retirement plan. The company made a 3% profit sharing contribution to the plan for the years ended June 30, 2002 and 2001. The contribution amounted to $58,323 and $54,504 for the years ended June 30, 2002 and 2001 respectively. In addition the company made matching contributions of $8,100 and $7,475 to the 401K plan for the years ended June 30, 2002 and 2001 respectively.

SUPPLEMENTAL MATERIAL

Our examination of the financial statements included in the preceding section of this report was directed to an expression of our opinion taken as a whole. The supplemental material presented in the following section of this report has been subjected to certain procedures applied in connection with our examination of the financial statements. This information, while not required, is in our opinion, fairly stated in all material respects when considered in relation to the financial statements taken as whole.



Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2002 and 2001

	2002		2001	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
Advertising and Promotion	$ 5,033	0.16%	$ 955	0.03%
Bloomberg Lease	71,574	2.24%	52,929	1.68%
Bond Agent Expense	672	0.02%	10,933	0.35%
Bond Agent Commissions	2,761	0.09%	79,110	2.51%
Bond Redemption Fees	974	0.03%	210	0.01%
Blue List Expenses	641	0.02%	5,328	0.17%
Business Taxes and Licenses	204	0.01%	1,363	0.04%
B & O Tax - Seattle	14,112	0.44%	11,918	0.38%
B & O Tax - Washington	41,004	1.28%	43,077	1.37%
Charitable Contributions	31,340	0.98%	28,074	0.89%
Clearing Fees	208,413	6.51%	184,304	5.85%
Compliance Expense	2,353	0.07%	0	0.00%
Computer Expense	21,235	0.66%	12,494	0.40%
Copier Lease	3,670	0.11%	1,684	0.05%
Customer Service Expense	9,039	0.28%	8,569	0.27%
Customer Write Off	6,226	0.19%	9,328	0.30%
Depreciation	27,618	0.86%	8,717	0.28%
Data Line	18,001	0.56%	21,615	0.69%
Data Process Expense	12,621	0.39%	18,583	0.59%
Employee Benefits	77,009	2.41%	69,495	2.20%
Fax Lease	(69)	-0.00%	1,933	0.06%
Federal Express	1,994	0.06%	3,404	0.11%
Fees, Service and Regulatory	10,931	0.34%	0	0.00%
Insurance Expense	3,235	0.10%	2,461	0.08%
Interest Expense	176,499	5.51%	208,776	6.62%
Internet Expense	28,298	0.88%	23,040	0.73%
Meals and Entertainment	11,750	0.37%	13,683	0.43%
Miscellaneous Expense	840	0.03%	2,939	0.09%
Moving Expense	39,088	1.22%	0	0.00%
NASD Assessments/Fees	1,678	0.05%	1,601	0.05%
Office Supplies and Expense	27,757	0.87%	42,983	1.36%
Subscriptions and Periodicals	48,096	1.50%	45,384	1.44%
Payroll Service	1,948	0.06%	2,001	0.06%
Payroll Taxes	84,959	2.65%	83,253	2.64%
Postage & Other Freight	2,684	0.08%	3,064	0.10%
Professional Fees	18,535	0.58%	12,247	0.39%
Profit Sharing Expense	66,423	2.08%	61,979	1.97%
Quote Fees	43,036	1.34%	46,326	1.47%

--- Continued on next page --------

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT OF OPERATING EXPENSES
For the years ending June 30, 2002 and 2001

	2002		2001	
	AMOUNT	Percent of Gross Revenue	AMOUNT	Percent of Gross Revenue
---- Continued from previous page ----				
Rent Expense	$ 105,742	3.30%	$ 95,509	3.03%
Repairs & Maintenance	0	0.00%	1,506	0.05%
Salaries - Officers	622,516	19.45%	566,910	17.98%
Salaries - Commissions	889,273	27.78%	911,362	28.91%
Salary - Clerical	154,702	4.83%	141,305	4.48%
Telephone Expense	15,324	0.48%	13,614	0.43%
Training - Securities	5,869	0.18%	5,421	0.17%
Travel	4,569	0.14%	4,002	0.13%
TOTAL OPERATING EXPENSE	$ 2,920,177	91.24%	$ 2,863,389	90.84%

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.
STATEMENT REGARDING AUDIT OF NET CAPITAL
June 30, 2002 and 2001

As part of our audit we verified the Schedule of Net Capital as prepared by Morton Clarke Burns Fu & Metcalf, Inc. We found no material differences between their schedule and our audited Schedule of Net Capital.



Jeff M. Wilson, P.S.
Seattle, Washington

MORTON CLARKE BURNS FU & METCALF, INC.
SCHEDULE OF NET CAPITAL
For the years ending June 30, 2002 and 2001

	2002	2001
Total ownership equity from Statement of Financial Condition	$ 1,975,378	$ 1,692,604
Total ownership equity qualified for Net Capital	1,975,378	1,692,604
Add: Liabilities subordinated to claim of general creditors allocable in computation of Net Capital	0	0
Total capital and allowable subordinated liabilities	1,975,378	1,692,604
Deduct: Total nonallowable assets from Statement of Financial condition	(254,478)	(185,701)
Net Capital before haircuts on securities positions	1,720,900	1,506,903
Haircuts on securities		
Debt Securities	(323,678)	(269,463)
Other Securities	(29)	(234)
Total Haircuts	(323,707)	(269,697)
NET CAPITAL	$ 1,397,193	$ 1,237,206

Minimum net capital required for Morton Clarke Burns Fu & Metcalf, Inc. is $250,000 effective June 10, 1999. Therefore Morton Clarke Burns Fu & Metcalf, Inc. has excess net capital of $1,147,193 and $987,206 as of June 30, 2002 and 2001 respectively.

The accompanying notes are an integral part of these statements.

MORTON CLARKE BURNS FU & METCALF, INC.

FINANCIAL STATEMENTS

JUNE 30, 2002 and 2001

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